Meridian Interstate Bancorp, Inc.
10 Meridian Street
East Boston, Massachusetts 02128
FILED VIA EDGAR AS CORRESPONDENCE
July 2, 2010
Ms. Kathryn McHale
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meridian Interstate Bancorp, Inc. Form 10-K for December 31, 2009 File Number 1-33898
Dear Ms. McHale:
I write on behalf of Meridian Interstate Bancorp, Inc. (the “Company”) in response to your June 4, 2010 letter (the “Comment Letter”) to me that provided comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) based upon their review of the disclosures made by the Company in the above-referenced filing with the Commission. For your convenience we repeat below each of the Staff comments verbatim (except where otherwise noted) in italicized print immediately prior to the Company’s response thereto:
Form 10-K for the fiscal year ended December 31, 2009
Management Discussion and Analysis of Financial Condition and Results of Operations, Balance Sheet Analysis
Loans, page 42
Comment 1:
Please revise your future filings to disclose the following information related to your troubled debt restructurings:
•	TDRs quantified by loan type classified separately as accrual/non-accrual;
•	Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and
•
Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance of other actions) and discussion of your success with the different types of concessions.

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

Response:
The Company’s troubled debt restructurings (“TDRs”) were quantified at March 31, 2010 and December 31, 2009 in the form of our proposed future disclosures, as follows:

	March 31, 2010		December 31, 2009
	(In thousands)
TDRs on accrual status:
One-to four-family real estate	$189	*	$189

	189		189

TDRs on non-accrual status:
One-to four-family real estate	927		1,148
Commercial real estate	4,784		—
Construction	564		591

	6,275		1,739

Total TDRs	$6,464	*	$1,928

*
One-to four-family real estate loans acquired at fair value as part of the Company’s acquisition of Mt. Washington Cooperative Bank (the “Mt. Washington merger”) on January 4, 2010 totaling $3.7 million should not have been reported as TDRs as of March 31, 2010 based on paragraph 310-30-35-10 of the Financial Accounting Standards Board’s Accounting Standards Codification. These loans will not be disclosed as TDRs in the Form 10-Q for the quarter ending June 30, 2010.

The increase in commercial real estate TDRs was due to a $4.8 million loan which was modified to grant an interest rate reduction of 300 basis points on an interest-only basis for two years. Modifications of other TDRs consist of either rate reductions of 160 basis points on average or provisions for interest-only payments for specified periods up to 12 months. The Company has generally been successful with the concessions it has offered to borrowers to date. The Company generally returns TDRs to accrual status when they have sustained payments for six months based on the restructured terms.

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

Comment 2:
Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e. A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:
•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
•
Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

•
Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine restructured notes in your evaluation of where the notes should be returned to accrual status;

•	Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
•	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.
Response:
The Company has not performed any CRE workouts whereby an existing loan was restructured into multiple new loans. If we perform workouts of these types in the future, we will provide appropriate disclosures in our filings.
Analysis and Determination of the Allowance for Loan Losses, page 45-47
Comment 3:
We note that the amount of impaired loans without an allowance increased 158% from $10,538 at December 31, 2008 to $27,171 at December 31, 2009. (Two sentences from the original comment were deleted here based on revisions received by telephone on June 10, 2010 from Christina Harley of the Staff following my request for clarification.) If you have a significant amount of loans measured for impairment based on collateral value, please disclose the following:
•	How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;
•	Whether you make any adjustments to the appraisals and why;
•	Type of appraisals , such as “retail value” or “as is value”;
•
How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

•	Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;
•	How you determine the amount to charge-off; and
•
In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of collateral for those loans.

(The following insert to the comment was provided on the telephone by Ms. Harley on June 10, 2010.) In addition, we note that the allowance for loan losses as a percentage of total loans declined to 0.92% at March 31, 2010 from 1.12% at December 31, 2009. Please tell us and revise your future filings to disclose the reasons why your general allowance has not proportionally followed the levels of your non-impaired loans.
Provide us with your proposed disclosures and update your discussion to include interim periods, as applicable and material.
Response:
As disclosed on page 47 of the Form 10-K for the year ended December 31, 2009, we individually review classified residential and commercial loans for impairment based on the fair value of collateral, if collateral-dependent, or expected cash flows. The Company’s real estate loans and commercial business loans are primarily collateral-dependent loans. Management has reviewed the collateral for all such impaired and non-accrual loans as of December 31, 2009 and considered any probable loss in determining the allowance for loan losses. For those loans measured for impairment based on the collateral value, we will disclose the following:
Residential loans:
•
When a loan becomes seriously delinquent, generally 60 days past due, internal valuations are completed by the Company’s in-house appraiser who is a Massachusetts certified residential appraiser. The Company obtains third party appraisals, which are generally the basis for charge-offs when a loss is indicated, prior to the foreclosure sale. The Company generally is able to complete the foreclosure process within 9 to 12 months from receipt of the internal valuation.

•
The Company makes adjustments to appraisals based on updated economic information, if necessary, prior to the foreclosure sale. The Company reviews current market factors to determine whether, in management’s opinion, downward adjustments to the most recent appraised values may be warranted. If so, management uses their best estimate to apply an estimated discount rate to the appraised values to reflect current market factors.

•	Appraisals received by the Company are based on comparable property sales.
•
Loans that are partially charged off generally remain on nonaccrual status until foreclosure or such time that they are performing in accordance with the terms of the loan and have a sustained payment history of at least six months.

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

•
The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing (as disclosed on page 43 of the Form 10-K). Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is confirmed; generally when third party appraised values, less estimated costs to sell, are less than the Company’s carrying values.

Commercial loans:
•
The Company obtains a third party appraisal at the time a loan is deemed to be in a workout situation and there is no indication that the loan will return to performing status, generally when the loan is 90 days or more past due. One or more updated third party appraisals are obtained prior to foreclosure depending on the foreclosure timeline. In general the Company orders new appraisals every 180 days on loans in the process of foreclosure.

•
The Company makes downward adjustments to appraisals when conditions warrant. Adjustments are made by applying a discount to the appraised value based on occupancy, recent changes in condition to the property and certain other factors. Adjustments are also made to appraisals for construction projects involving residential properties based on recent sales of units. Losses are recognized if the appraised value less estimated costs to sell is less than the Company’s carrying value of the loan.

•
Appraisals received by the Company are generally based on a reconciliation of comparable property sales and income capitalization approaches. For loans on construction projects involving residential properties, appraisals are generally based on a discounted cash flow analysis assuming a bulk sale to a single buyer.

•
Loans that are partially charged off generally remain on nonaccrual status until foreclosure or such time that they are performing in accordance with the terms of the loan and have a sustained payment history of at least six months.

•
The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing (as disclosed on page 43 of the Form 10-K). Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is confirmed, generally when appraised values (as adjusted values, if applicable) less estimated costs to sell, are less than the Company’s carrying values.

•
At the end of each reporting period, the Company reviews impaired loans for the appropriate measurement of impairment. Between receipt of updated appraisals, the Company reviews current market factors to determine whether, in management’s opinion, downward adjustments to the most recent appraised values may be warranted. If so, management uses their best estimate to apply an estimated discount rate to the appraised values to reflect current market factors. Impairment measurements are again updated once an updated appraisal is received.

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

The Company’s allowance for loan losses as a percentage of total loans declined to 0.92% at March 31, 2010 from 1.12% at December 31, 2009. Our general allowance did not increase in proportion to our increase in non-impaired loans during the quarter ended March 31, 2010 primarily due to the accounting requirements for the Mt. Washington merger. As disclosed in the Provision for Loan Losses section on page 19 of the Company’s Form 10-Q for the quarter ended March 31, 2010, the decrease in the ratio of the allowance for loan losses to total loans outstanding was primarily due to the $346.3 million of loans acquired in the Mt. Washington merger at fair value. We will expand our disclosures regarding this decrease in future filings to indicate that the implementation of accounting guidance pertaining to business combinations in the Financial Accounting Standards Board’s Accounting Standards Codification topic 805 precludes the combination of general allowance for loan loss amounts associated with the loans acquired in the Mt. Washington merger.
Guide III
Comment 4:
In future filings, please disclose the amount of problem loans pursuant to Item III.C.2 of Guide III.
Response:
Item III.C.2 of Guide III requires disclosures that describe the nature and extent of “potential problem loans” at the end of each reporting period. We understand potential problem loans to be those loans not already included in disclosures of loans accounted for on a nonaccrual basis, accruing loans past due 90 days or more, or additional loans that are troubled debt restructurings, but where information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms. The following proposed disclosures should be read in conjunction with the credit quality disclosures on pages 43-47 of the Form 10-K for the year ended December 31, 2009:
Potential Problem Loans
Certain loans are identified during the Company’s loan review process that are currently performing in accordance with their contractual terms and we expect to receive payment in full of principal and interest, but it is deemed probable that we will be unable to collect all the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. This may result from deteriorating conditions such as cash flows, collateral values or creditworthiness of the borrower. These loans are classified as impaired but are not accounted for on a non-accrual basis. There were no potential problem loans identified at March 31, 2010 or December 31, 2009 other than those already classified as non-performing, impaired or troubled debt restructurings as of those dates.

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

Schedule 14A
Compensation for the named Executive Officers in 2009, page 20
Comment 5:
In future filings please revise to disclose the methodology used by the committee to determine the specific base salary, bonus amount and compensation under the long term incentive plan. We note that you previously reference a number of factors used. Please explain in more specific terms how these resulted in the disclosed compensation. Include the role of the employment agreements referenced on page 22. Please refer to Item 402(b)(1)(v) of Regulation S-K.
Response:
Base Salary. We will revise our future filings to disclose the methodology used by the Compensation Committee to determine the specific base salary, bonus amount and compensation under the long term incentive plan. Proposed revisions to our disclosures reflecting compensation levels for 2009 are as follows:
Three factors affect the salaries of our named executives: Salary negotiated at hire or appointment, annual merit increases and market adjustments. Mr. Gavegnano’s salary has been adjusted twice since his appointment through merit increases, but in 2009 his salary was also adjusted to a market competitive rate based on peer group surveys. The $350,000 salary equated to 81% of the average base salary of the most highly compensated executives within our peer group according to the 2008 Pearl Meyer & Partners survey and within the 1st quartile. It was 73% of peer CEOs and within the 1st quartile in the same survey. That salary also equated to 90% of the average CEO base salary in a customized New England comparative group complied by Sterne Agee, or 88% of median. Ms. Jackson’s salary was set upon negotiation in late 2008. It is within the 3rd quartile of average base salaries for Chief Operating Officers in our peer group in the Pearl Meyer & Partners 2008 survey. Mr. Armstrong’s salary has been subject to merit increases in each year of his tenure and is currently at the 50% percentile for the comparable position in the survey. Mr. Migliozzi was promoted to Senior Vice President and Senior Loan Officer in 2009. With that promotion his salary was increased to fall within the surveyed second quartile for his position.
Incentive Compensation/Bonus. Bonus amounts were paid to the named executives according to the terms of the Incentive Compensation Plan. The plan places greater emphasis on overall bank performance than on individual performance and resulted in payments that were 38% of surveyed average for Mr. Gavegnano, 49% of average for Ms Jackson, 43% of average for Mr. Armstrong and 56% of average for Mr. Migliozzi. The particulars of this plan are discussed in greater detail elsewhere in this document.
Long-term incentive awards made during 2009 were generally calculated at half the awards made in 2008 for most participants including the named executives.

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

Comment 6:
It appears that you may be using targets to award compensation. In future filings please provide the actual targets, even where no compensation was awarded. If you determine that the performance target is confidential due to the potential for competitive harm to your company, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include in your filings disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Institution, For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.
Response:
We will revise our future filings to disclose actual targets used to award compensation. Proposed revisions to our disclosures reflecting actual targets and results for 2009 are as follows:
Cash Bonuses under our Incentive Compensation Plan. The objective of our Incentive Compensation Plan is to motivate and reward our employees for achieving specific Company and individual goals that support the strategic plan. All bonus payments under this plan are determined at the discretion of the Compensation Committee and no officer or employee has a right to a bonus under this plan unless the Compensation Committee has specifically authorized the bonus. Rewards under this plan represent compensation that must be earned each year based on performance relative to Company and individual performance.
All of our named executive officers are eligible to receive an annual cash bonus under our Incentive Compensation Plan. The amounts of the bonuses paid in 2009 for the year 2008 under this plan are included in the Summary Compensation Table in the column labeled “Bonus.” For 2009, the amount of the incentive cash bonus payable to a named executive officer could range from 0% to 50% of a named executive officer’s salary.
The total bonus pool which may be distributed under the Incentive Compensation Plan equals ten percent of the net operating income of the Company, unless the Compensation Committee authorizes a different amount.
To determine the amount of the cash bonus payable to our named executive officers, Company goals, which are defined each year, are first measured by comparing five Company performance measures with actual results. For 2009, the Company’s performance measures were as follows:

					Actual
Performance	Weight	Threshold	Target	Maximum	Results		Weighted
Measure	(%)	(%)	(%)	(%)	(%)	Points	Points

Net Loan Growth	25.0	3.00	6.00	8.50	15.51	5	5
Deposit Growth	12.5	4.50	8.00	11.00	15.76	5	2.5
Cost of Funds	12.5	2.89	2.66	2.50	2.27	5	2.5
Net Operating Income (dollars in thousands)	25.0	$6,375	$8,501	$9,775	$5,922	0	0
Efficiency Ratio	25.0	82.50	74.78	67.50	75.44	3	3

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

The Incentive Compensation Plan weights the relative importance of each of the performance measures and assigns a number of points (from “1” to “5”) to the level of achievement of each such performance measure. For example, an executive may achieve five points if the maximum goal is achieved under a performance measure and no points if the threshold goal is not achieved. Achievement between threshold and maximum will result in attainment of one to four points for the relevant performance measure. For 2009, based on actual results, five points were achieved under three performance measures (e.g., net loan growth, deposit growth and cost of funds), three points were achieved under one performance measure (e.g., efficiency ratio) and no points were achieved for net operating income because we did not achieve the threshold level of performance. The points achieved were then adjusted based on the relative weight given to the performance measure and the weighted points were multiplied by “5” in order to determine the percentage achievement of the performance goals. Based on the above, the Company achieved 65% of the targeted performance measures. After determining the Company performance, the Compensation Committee uses a matrix to determine the amount of the bonus payable to a named executive officer, which is as follows:

Amount of Bonus for
	Richard J.	Amount of Bonus for All Other
Performance Scale	Gavegnano	Named Executive Officers

20	10%	6%
40	14% – 18%	8% – 12%
60	17% – 25%	11% – 15%
80	25% – 35%	14% – 20%
100	35% – 50%	20% – 27%
In 2009, since the Company achieved 65% of the bonus target, Mr. Gavegnano was eligible to receive a bonus in 2010 equal to 17% to 25% of his base salary and the other named executive officers were eligible to receive a bonus equal to 11% to 15% of their base salary. As described above, all bonuses are subject to the discretion of the Compensation Committee and the Compensation Committee may decide to award a bonus that is higher or lower than suggested in the above tables. The Compensation Committee considers the executive’s individual performance in determining the amount of his or her award.
In 2009, Mr. Gavegnano received a bonus in the amount of $48,539 for 2008 and in 2008 he received a bonus in the amount of $24,000 for 2007. In addition to his position as the Company’s Chairman of the Board and Chief Executive Officer, Mr. Gavegnano was appointed Chief Executive Officer of East Boston Savings Bank (“Bank”) in the middle of 2008, and consequently the amount of his 2007 bonus received in 2008 was one-half of what it would otherwise have been had he been employed as the Chief Executive Officer of the Bank for the entire year. In 2009, Mr. Gavegnano received a bonus for 2008 that was approximately double his bonus received in 2008, to reflect his entire year of service.
In 2009, the Compensation Committee awarded bonuses of $13,879, $14,746 and $17,015 to Messrs. Siuda, Migliozzi and Armstrong, respectively, for the year 2008.

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

Comment 7:
You referenced peer group information used by the committee. In future filings please describe how the committee used comparative compensation information in determining compensation or compensation ranges. Disclose whether the compensation committee deviated from peer group benchmarks in setting compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.
Response:
We will revise our future filings to describe how the Compensation Committee used comparative compensation information in determining compensation or compensation ranges. Proposed revisions to our disclosures reflecting process used for 2009 are as follows:
The Compensation Committee used an analysis of sample jobs’ salary grade midpoints from the Pearl Meyer & Partners 2008 Banking Compensation Survey to measure the validity of the bank’s salary grade structure. That analysis plotted the average salary grade midpoints of about 25 jobs, against the actual salary grade midpoints of those comparable bank jobs (representing about 30% of the bank’s jobs). Average differences were calculated and the Committee found that the trend line of the differences was immaterial and did not in itself warrant adjustment of the bank’s salary grades. The committee also took into consideration the bank’s competitive position in recruitment and the change in cost of living over the previous year as measured by CPI and concluded not to change the salary grade structure for 2009.
The Compensation Committee used a Chief Executive Officer Compensation Study prepared by Sterne, Agee & Leach, Inc. in 2009 to determine Mr. Gavegnano’s compensation range. The report contained data from 23 institutions and included two peer groups that we use as a reference, a peer group of all major exchange traded New England bank and thrift companies with assets between $1.0 billion and $3.0 billion (consisting of 14 institutions) and a peer group of all major exchange traded mutual holding companies Nationwide with assets between $1.0 billion and $3.0 billion (consisting of 9 institutions). The peer group of all major exchange traded New England bank and thrift companies with assets between $1.0 billion and $3.0 billion consisted of the following institutions:

Brookline Bancorp, Inc	Danvers Bancorp, Inc.
Rockville Financial, Inc. (CT)	Berkshire Hills Bancorp, Inc.
Camden National Corporation (ME)	Westfield Financial, Inc.
United Financial Bancorp, Inc.	Wainwright Bank & Trust Company
Bancorp Rhode Island, Inc. (RI)	First Bancorp, Inc. (ME)
Washington Trust Bancorp, Inc. (RI)	Enterprise Bancorp, Inc.
Century Bancorp, Inc.	Merchants Bancshares, Inc. (VT)

Division of Corporation Finance
U.S. Securities and Exchange Commission
July 2, 2010

The peer group of all major exchange traded mutual holding companies Nationwide with assets between $1.0 billion and $3.0 billion consisted of the following institutions:

Kearny Financial Corp. (NJ)	Northfield Bancorp, Inc. (NJ)
Oritani Financial Corp. (NJ)	Clifton Savings Bancorp, Inc. (NJ)
Rockville Financial, Inc. (CT)	Roma Financial Corporation (NJ)
ViewPoint Financial Group (TX)	Fox Chase Bancorp, Inc. (PA
Waterstone Financial, Inc. (WI)
Acknowledgement of Responsibility for SEC Filings
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Conclusion
I trust this letter addresses the Staff’s comments. If the Staff has any questions regarding the Company’s responses, has any additional comments, or otherwise requires any additional information please contact me by telephone at 978-977-2220, by fax at 978-977-2877 or by email at mabbate@ebsb.com.
Best Regards,

/s/ Mark L. Abbate Mark L Abbate Senior Vice President, Treasurer and Chief Financial Officer

cc:	Richard J. Gavegnano, Chairman and Chief Executive Officer Deborah J. Jackson, President and Chief Operating Officer